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May 6, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Louise Dorsey, Associate Chief Accountant
Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company,” the “REIT” or “Hudson”), we are submitting this letter in response to comments #19 and #20 in the May 3, 2010 letter from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission on February 16, 2010 (the “Registration Statement”).

The Company anticipates filing a new amendment to the Registration Statement shortly, which amendment would be accompanied by a response to the remainder of the Staff’s latest comments. However, because comments #19 and #20 relate to a discrete issue that may affect the accounting presentation in the amended Registration Statement, we are submitting this response ahead of the amendment to facilitate the Staff’s analysis and, if necessary and with the Staff’s consent, to provide a basis for additional conversations among the Staff, the Company and its advisers.

For ease of review, we have set forth below the full text of comments #19 and #20, followed by our response.

Note 1—Adjustments to the Pro Forma Combined Balance Sheet, page F-6-lp6

Adjustment (A), page F-6

19.	In your response you place considerable weight upon (i) the voting power of the Predecessor, (ii) the day-to-day control over the REIT and (iii) the significant representation on the board. In your analysis of the substantial voting block held by the investors in the Predecessor, it is not clear that there is an arrangement in place that would suggest these investors would vote in concert. Further, we note the Predecessor will not have voting control over the REIT or the OP. The same items presented in (ii) and (iii) would seem to also apply to Hudson Capital, LLC. Please further expand your analysis to address these factors.

20.	Please further clarify your assessment of the guidance set forth in FASB ASC 805-10-55-15. You have indicated that the company was formed specifically to continue the business of the Predecessor and facilitate a public offering. Tell us what factors were considered in determining whether the REIT has substance and how you weighed those in light of the cash consideration given and the other aspects of the formation transaction such as the acquisition of entities outside of the Predecessor.

Based on inquiries and ongoing discussions with the Staff, we have revised our analysis as to the identification of the accounting acquirer for purposes of applying FASB ASC 805-10, Business Combinations. Our analysis below supercedes our previous analyses with respect to this topic.

Predecessor Entities

As discussed in the Registration Statement, the Company’s Predecessor includes SGS Realty II, LLC, HFOP City Plaza, LLC and Sunset Bronson Entertainment Properties, LLC. These entities, in turn, own our Predecessor’s assets—Sunset Gower Studios, Technicolor Building, Sunset Bronson Studios, and City Plaza. Each of these Predecessor entities is controlled and predominately owned (between 98.4% and 99.1%) by the Farallon Funds. The Farallon Funds’ control of each of the asset owning entities is through their respective LLC Agreements in accordance with Accounting Standards Codification Section 810-20-25 (EITF 04-5), and the Farallon Funds would consolidate each of the entities under GAAP. The Farallon Funds’ control of the entities is based on Farallon’s unilateral right to remove and replace Hudson Capital, LLC as the administrative member and asset manager of each of the asset owning entities. Farallon Partners, L.L.C. is the controlling general partner in each of the Farallon Funds and would otherwise consolidate the Farallon Funds under GAAP.

Further, each of the Predecessor entities is also minority owned (between 1.6% and 0.9%) and administratively managed by Hudson Capital, LLC. As such, each of the Predecessor entities are under common control and common management and have therefore been combined as the Predecessor entity. An organization chart of the Predecessor is appended to this letter.

The REIT and other Non-Predecessor Entities

With the direction and approval of Farallon Partners, L.L.C., the Predecessor’s management (more specifically, Victor Coleman) formed the REIT and the Operating Partnership for the sole purpose of effecting the formation transactions, the initial public offering and the concurrent private placement. Prior to the formation transactions, offering and the concurrent private placement, the REIT has only $1,000 in assets and $1,000 in equity. Again with the direction and approval of Farallon Partners, L.L.C. through the Farallon Funds, the Predecessor’s management team (Hudson Capital, LLC) is the one that has been and will be throughout the remaining registration process, sponsoring the registration process and running the operations that will be acquired by the REIT, including (1) negotiating and arranging new debt to refinance the existing mortgage loans and (2) identifying potential acquisition targets, which include the non-Predecessor entities (the Del Amo Fashion Center Operating Company, LLC; Howard Street Associates, LLC; GLB Encino, LLC; Glenborough Tierrasanta, LLC; and Hudson Capital, LLC). The Predecessor assets comprise approximately 68.6% of the pre-IPO gross asset value, net of indebtedness, while the non-Predecessor assets comprise the remaining 31.4% of the pre-IPO gross asset value, net of indebtedness. As shown in the table on the organizational chart appended to this letter, one of the non-predecessor entities, Howard Street Associates, LLC, is owned 94% by the Farallon Funds and 6% by an unrelated entity that acts as the developer, property manager and administrative member of the LLC. Howard Street Associates, LLC is controlled by the Farallon Funds as all major decisions that impact the operations and success of the entity are controlled by the Farallon Funds through override provisions provided to the Farallon Funds in the Howard Street Associates, LLC agreement.

As it relates to the four remaining non-predecessor entities – the Del Amo Fashion Center Operating Company, LLC, GLB Encino, LLC, Glenborough Tierrasanta, LLC and Hudson Capital, LLC – the current owners represent approximately 27.3% of pre-IPO gross asset value, net of indebtedness, and will receive approximately 5.9% of the REIT’s post-IPO equity on a combined basis. Further, no individual non-predecessor entity represents more than 3.8% of the REIT’s equity, post-IPO. Finally, none of these four non-predecessor entities are under the control of the Farallon Funds or Farallon Capital, L.L.C.

Summary of the Formation Transactions

The various ownership interests of the Predecessor and non-Predecessor assets have all consented to the inclusion of their ownership interests in the formation transactions, which will occur immediately prior to or substantially concurrently with the initial public offering and the concurrent private placement. The REIT will pay cash, issue shares of its common stock and units in the Operating Partnership as well as assume debt to acquire the Predecessor and non-Predecessor entities. The REIT also will issue shares of its common stock for cash as part of the planned initial public offering and concurrent private placement. The cash will be used primarily to repay certain Predecessor and non-Predecessor debt, as well as buy-out the ownership interests in Del Amo Fashion Center Operating Company, LLC and a part of the ownership interests in the GLB Encino, LLC/GlenboroughTierrasanta, LLC assets.

Upon completion of the formation transactions, the REIT shareholders will have a controlling financial interest in the REIT and the Operating Partnership. The Operating Partnership, in turn, will own all the assets of the Company. However, on a fully-converted basis, the controlling interest of the Predecessor, the Farallon Funds, will have the largest minority voting interest of the combined entity (currently estimated to be 41.3% on a fully-diluted basis, which consists of a 34.6% interest from the Predecessor, a 2.1% interest received from Howard Street Associates, LLC and a 4.6% interest received from the concurrent private placement) upon completion of the formation transactions, the offering and the concurrent private placement. As discussed above, the Farallon Funds are controlled by Farallon Partners, L.L.C., their general partner. As such, Farallon Partners, L.L.C. would have the ability to vote the equity interests in concert, and therefore, have the ability to significantly influence the REIT and the Operating Partnership.

Summary Table of Pre- and Post- IPO Transaction

The estimated fair value of the assets and equity of each of the Predecessor and non-Predecessor entities are summarized as follows:

Entities/Assets	Number of Assets	Estimated Gross Asset Values	Estimated Pre- IPO Gross Asset Values Net of Indebtedness($’s)	Estimated Pre- IPO Gross Asset Values Net of Indebtedness(%’s)	Estimated Post-IPO Equity Ownership %
Contributed Assets
The Predecessor (A)	3	$302,630	$150,630	68.6%	34.6%
Del Amo Fashion Center Operating Company, LLC (B)	1	27,500	27,500	12.5%	1.1%
Howard Street Associates, LLC (C)	1	50,000	9,000	4.1%	2.1%
Glenborough Tierrasanta, LLC / GLB Encino LLC (D)	2	80,820	23,520	10.7%	3.8%
Hudson Capital, LLC (E)		9,000	9,000	4.1%	2.1%
Total contributed assets	7	$469,950	$219,650	100.0%	42.5%
REIT IPO/Private Placement
Concurrent private placement (F)					4.6%
Planned IPO					52.9%
Total REIT equity raised					57.5%
Total Newco					100%

(A)	The Predecessor consists of three properties owned approximately 98% to 99% by the Farallon Funds and 1% to 2% by Hudson Partners, L.L.C. and is controlled by the Farallon Funds.
(B)	The Del Amo Fashion Center Operating Company, LLC consists of one property owned 23% by the Farallon Funds and 77% by an unrelated parties. This entity is jointly controlled by the Farallon Funds and the unrelated parties.
(C)	The Howard Street Associates, LLC consists of one property owned 94% by the Farallon Funds and 6% by an unrelated party and is controlled by the Farallon Funds.
(D)	The Glenborough Tierrasanta, LLC/GLB Encino, LLC entities owns two properties and are owned and controlled by the Morgan Stanley Real Estate Funds.
(E)	Hudson Capital, LLC is owned and controlled by Victor J. Coleman and Howard Stern.
(F)	The concurrent private placement will be made to Victor J. Coleman and the Farallon Funds.

Conclusion

Based on our analysis of the guidance contained in FASB ASC 805-50-15-6 paragraph a., an example of transactions between entities under common control includes an entity that “charters” a newly formed entity and then transfers some or all of its net assets to that newly formed entity. In this situation, the Predecessor’s management (Hudson Capital, LLC) created the REIT and the Operating Partnership with the approval and at the direction of Farallon Partners, L.L.C. for the purpose of contributing the Farallon Funds’ net assets in the Predecessor, as well as their net assets in the Howard Street Associates, LLC, in exchange for equity in the REIT or Operating Partnership. As such, we believe that the acquirer for accounting purposes is the REIT since it is the surviving entity and that the combination of the Predecessor assets and Howard Street Associates, LLC with the REIT are a business combination of entities under common control resulting in “carry-over” basis of those assets and liabilities.

As it relates to the four non-predecessor entities, which are not within the control of the Farallon Funds or Farallon Capital, L.L.C. , we believe the acquisitions of these entities as part of the formation transactions, would be business combinations in accordance with FASB ASC 805-10 since these non-predecessor entities will be acquired by the REIT from entities not under common control. Therefore, the assets and liabilities of the Del Amo Fashion Center Operating Company, LLC; Howard Street Associates, LLC; GLB Encino, LLC; Glenborough Tierrasanta, LLC and Hudson Capital, LLC would be recorded at their respective fair values upon acquisition in the formation transactions.

*            *             *

As noted above, resolution of comments #19 and #20 will have a significant impact on the accounting presentation in Company’s next amendment to the Registration Statement. Accordingly, if the Staff has additional questions about the foregoing analysis or differing views as to the application of the relevant accounting literature, we, the Company and its outside accounting advisers would appreciate an opportunity to discuss the matter with the Staff at the Staff’s earliest convenience.

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq. Hogan & Hartson LLP
Samantha S. Gallagher, Esq. Hogan & Hartson LLP

Denotes Predecessor
Howard Stern, Manager [35% membership interest]
Victor Coleman, Manager [65% membership interest]
Hudson Capital, LLC
Approx 0.9% to 1.6% Administrative Member Interest
Farallon Partners, L.L.C. GP interest
Fund Investors LP interests
The Farallon Funds
98.4% to 99.1% Controlling Member Interest
94% Controlling Member Interest
Unrelated Member
6% Administrative Member Interest
SGS Realty II, LLC (Predecessor Entity)
Sunset Bronson entertainment Properties, LLC (Predecessor Entity)
HFOP City Plaza, LLC (Predecessor Entity)
Howard Street Associates, LLC (Non-Predecessor Entity)
Sunset Gower Studios
Technicolor Building
Sunset Bronson Studios (incl KTLA)
City Plaza
875 Howard Street